Dreyfus 100% U.S. Treasury Money Market Fund
Statement of Investments
September 30, 2004 (Unaudited)

U.S. Treasury Bills-96.7%	Annualized Yield on Date of Purchase %	Principal Amount ($)	Value ($)
10/7/2004	1.53	328,000	327,916
10/21/2004	1.12	50,124,000	50,093,059
10/28/2004	1.13	25,000,000	24,978,906
11/4/2004	1.44	28,959,000	28,919,616
11/12/2004	1.55	185,353,000	185,018,253
12/23/2004	1.54	40,000,000	39,858,900
12/30/2004	1.71	100,000,000	99,575,000
1/27/2005	1.78	170,000,000	169,013,717
2/10/2005	1.70	72,000,000	71,553,840
Total U.S. Treasury Bills			
(cost $ 669,339,207)			**669,339,207**
U.S. Treasury Notes-3.4%			
1.50%, 2/28/2005			
(cost $23,412,305)	1.29	23,393,000	**23,412,305**
Total Investments (cost $ 692,751,512)		100.1%	692,751,512
Liabilities, Less Cash and Receivables		(.1%)	(745,491)
Net Assets		100.0%	692,006,021

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports
previously filed with the Securities and Exchange Commission on Form N-CSR.